Exhibit 21.1

List of Significant
 Subsidiaries of Visa Inc.
as of September 30, 2016

Name	Jurisdiction
Visa International Service Association	Delaware
Visa U.S.A. Inc.	Delaware
Visa Worldwide Pte. Limited	Singapore
Visa Europe Limited	United Kingdom